Exhibit 99.1

For Immediate Release

Xcerra Corporation to be Acquired for Approximately $580M by Unic Capital Management Co., Ltd, an Affiliate of Sino IC Capital

•	All cash transaction at $10.25 per share

•	Private ownership will enhance Xcerra’s growth prospects and support long term investment in new and existing markets, new product development, and stronger customer relationships

•	Xcerra will remain a global company headquartered in Norwood, Massachusetts, USA

NORWOOD, MA, April 10, 2017 — Xcerra Corporation (NASDAQ:XCRA) and Sino IC Capital Co. Ltd. today announced that Xcerra and an affiliate of Sino IC Capital , Unic Capital Management Co., Ltd., have entered into a definitive agreement under which Unic Capital Management Co., Ltd., will acquire all outstanding shares of Xcerra for $10.25 per share in cash. The transaction price represents approximately a 16 percent premium to Xcerra’s average closing price over the 30 trading day period ending April 7, 2017, approximately a 28 percent premium to Xcerra’s average closing price over the 90 trading day period ending April 7, 2017, and values Xcerra’s equity at approximately $580 million on a fully diluted basis.

Xcerra’s Board of Directors has unanimously approved the transaction. Xcerra expects no changes to the day-to-day operations of the company and expects that Xcerra’s existing management will continue to run the company.

Xcerra Corporation designs and manufactures test equipment and other related products for testing semiconductors and printed circuit boards, which are used in a variety of commercial industries including consumer electronics, automotive, and industrial. Xcerra does not design or manufacture semiconductor devices; Xcerra sells test and handling equipment and related products to semiconductor designers and manufacturers who use Xcerra products to test their devices during the manufacturing process.

Dave Tacelli, president and chief executive officer of Xcerra said: “The partnership we have announced today with Sino IC Capital will deliver strong value for our shareholders and will also benefit our customers and employees. With the financial backing of such a prominent and respected private equity fund, Xcerra will be well positioned for future growth, both in new and existing markets. We believe this partnership will enable the company to make long term investments in innovation and product development as well as broaden and strengthen our customer relationships around the world.”

For Immediate Release

Mr. Jun Lu, president of Sino IC Capital, added, “Xcerra’s leadership team and employees have delivered quality products and innovations to their customers and the marketplace for over four decades. Our partnership with and investment in Xcerra will help build on this track record of success and accelerate the company’s ability to access new markets, develop new product lines, and serve more customers. We value the entire Xcerra team and are committed to keeping the company’s headquarters in Norwood, Massachusetts. Sino IC Capital and Xcerra will work closely together with regulators, in an open and transparent manner, as they evaluate the merits of the transaction.”

The transaction is subject to a number of conditions, including approval by Xcerra’s shareholders as well as antitrust and other regulatory approvals including from relevant authorities in China and from the Committee on Foreign Investment in the United States (CFIUS). The transaction is currently expected to close before the end of the calendar year.

The merger agreement includes a “go-shop” period, during which Xcerra will actively solicit alternative proposals from third parties for the next 35 days continuing through May 12, 2017. The merger agreement requires Xcerra to pay a termination fee of $14,250,000 to an affiliate of Sino IC Capital if Xcerra terminates the merger agreement in connection with a superior offer that arose during the go-shop period and a termination fee of $22,800,000 if Xcerra terminates the merger agreement in connection with a superior proposal that arose following the go-shop period. There can be no assurance that this process will result in a superior proposal. Xcerra does not intend to disclose developments with respect to the solicitation process unless and until its Board of Directors has made a decision with respect to any potential superior proposal.

Cowen and Company, LLC is serving as Xcerra’s financial advisor and Latham & Watkins LLP is serving as Xcerra’s legal advisor. Grant Thornton International is serving as Sino IC Capital’s accounting advisor and Wilson Sonsini Goodrich & Rosati is serving as Sino IC Capital’s legal advisor.

About Xcerra

Xcerra Corporation is comprised of four businesses in the semiconductor and electronics manufacturing test markets: atg-Luther & Maelzer, Everett Charles Technologies, LTX-Credence and Multitest. The combination of these businesses creates a company with a broad spectrum of semiconductor and PCB test expertise that drives innovative new products and services, and the ability to deliver to customers fully integrated semiconductor test cell solutions. The Company addresses the broad, divergent requirements of the mobility, industrial, automotive and consumer end markets, offering a comprehensive portfolio of solutions and technologies, and a global network of strategically deployed applications and support resources. Additional information can be found at www.xcerra.com or at each product group’s website; www.atg-lm.com, www.ectinfo.com, www.ltxc.com and www.multitest.com.

For Immediate Release

About Unic Capital Management Co., Ltd. And Sino IC Capital

Unic Capital, an affiliate of Sino IC Capital, was founded in 2016. Unic Capital is a capital and asset management firm, which makes long-term investments in semiconductor and other advanced technology industries, and is dedicated to enhancing the value and performance of its investments by strengthening their financial status and operations.

Sino IC Capital mainly focuses on investments in integrated circuits and related industries. Sino IC Capital was established in August, 2014, with RMB 138.7 billion (equivalent to approximately US$20.9 billion) funds under management. Sino IC Capital is the fund manager and a shareholder of China IC Fund.

About China Integrated Circuit Industry Investment Fund Co., Ltd. or China IC Fund

China IC Fund is a market-oriented fund focusing on investment in semiconductor and related industries. China IC Fund has issued an equity commitment letter to Unic Capital pursuant to which, subject to the terms and conditions contained in the equity commitment letter, China IC Fund has committed to provide certain equity funding to Unic Capital solely for funding the merger consideration payable under the merger agreement and related costs and expenses.

Safe Harbor for Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Xcerra Corporation (“Xcerra”) and Unic Capital Management Co., Ltd. (“Parent”) and the ability to consummate the transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance.

For Immediate Release

Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) or from the Committee on Foreign Investment in the United States (CFIUS); uncertainties as to the timing of the consummation of the transaction and the ability of each of Xcerra and Parent to consummate the transaction, including as a result of the failure of Parent to obtain or provide on a timely basis or at all the necessary financing; risks that the transaction disrupts the current plans and operations of Xcerra; the ability of Xcerra to retain and hire key personnel; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Xcerra’s most recent Annual Report on Form 10-K, and Xcerra’s more recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”). Xcerra can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, Xcerra undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Xcerra and its directors and executive officers and certain of its other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Xcerra’s directors and executive officers is included in Xcerra’s Annual Report on Form 10-K for the year ended July 31, 2016, filed with the SEC on September 16, 2016, and the proxy statement for Xcerra’s 2016 annual meeting of stockholders, filed with the SEC on October 28, 2016. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated below.

For Immediate Release

Additional Information and Where to Find It

This press release is being made in respect of the proposed transaction involving Xcerra and Parent. Xcerra intends to file with the SEC a proxy statement in connection with the proposed transaction as well as other documents regarding the proposed transaction. The definitive proxy statement will be sent or given to the stockholders of Xcerra and will contain important information about the proposed transaction and related matters. XCERRA’S SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant materials (when they become available), and any other documents filed by Xcerra with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of Xcerra will be able to obtain free copies of the proxy statement from Xcerra by contacting Investor Relations by mail at Attn: Investor Relations, 825 University Avenue, Norwood, Massachusetts 02062.

Details regarding the record date, and the date, time and place of the special meeting of Xcerra shareholders to vote on the transaction will be announced at a later date.

Xcerra will file with the SEC a Current Report on Form 8-K announcing the transaction, which 8-K will include a copy of the merger agreement. All parties seeking additional details regarding the transaction are urged to review these documents, which are available at the SEC’s website http://www.sec.gov.

Investor Contact:

Richard Yerganian,

Vice President, Investor Relations

Xcerra Corporation

Tel. 781.467.5063

Email: rich.yerganian@xcerra.com

Media Contact:

Alex Finnegan

Director

Brunswick Group

Tel. 202.393.7337

Email: afinnegan@brunswickgroup.com

Xcerra is a trademark of Xcerra Corporation.

All other trademarks are the property of their respective owners.

Source: Xcerra Corporation.